11019016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 46722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10205 Westheimer Suite 500
(No. and Street)

Houston TX 77042
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Gammon 713-266-2993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buffington & Company
(Name – *if individual, state last, first, middle name*)

12012 Wickchester Ln. Ste 430 Houston TX 77079
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Gammon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMS Securities, Inc., as of December 31, 2010, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL J SPEARS
My Commission Expires
October 29, 2013

NOTARY PUBLIC
STATE OF TEXAS

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMS SECURITIES, INC.

TABLE OF CONTENTS

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12012 WICKCHESTER LANE, SUITE 430
HOUSTON, TEXAS 77079
(281) 920-5455 FAX: (281) 920-5456

Independent Auditor's Report

To the Stockholder and Director
IMS Securities, Inc.
Houston, Texas

We have audited the accompanying balance sheet of IMS Securities, Inc. (the Company) as of December 31, 2010 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMS Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buffington & Company, P.C.

February 22, 2011

IMS SECURITIES, INC.
BALANCE SHEET
December 31, 2010

ASSETS

Current Assets		
Cash and cash equivalents	$	117,241
Investments in securities, at fair value		34,889
Commissions receivable		196,474
Accounts receivable - brokers		32,888
Total current assets		381,492
TOTAL ASSETS	$	381,492

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Commissions payable and other current liabilities	$	255,496
Total current liabilities		255,496
TOTAL LIABILITIES		255,496
Stockholder's Equity		
Common stock, $.01 par value, 1,000,000 shares authorized, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		24,000
Retained earnings		100,996
TOTAL STOCKHOLDER'S EQUITY		125,996
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	381,492

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2010

Revenue:		
Commissions and fees	$	11,865,717
Interest income		5,375
Gain (loss) on investment securities		(150)
Other income		2,217
Total Revenue		11,873,159
Expenses:		
Commissions paid		10,165,634
Wages and benefits		1,097,706
Leases		184,007
Management fee		120,088
Office expenses		98,468
Licenses, dues and fees		96,278
Legal and professional fees		74,992
Insurance		45,082
Bad debts		8,965
Other expenses		11,072
Total Expenses		11,902,292
Net loss before income taxes		(29,133)
Provision for income taxes-		
Current expense		(11,448)
Deferred expense		-
Total income tax expense		(11,448)
Net loss	$	(40,581)

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2010

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Totals
Balances at:					
January 1, 2010	100,000	$ 1,000	$ 24,000	$ 141,577	$ 166,577
Changes:					
Net loss				(40,581)	(40,581)
Balances at:					
December 31, 2010	100,000	$ 1,000	$ 24,000	$ 100,996	$ 125,996

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2010

Liabilities subordinated to claims of general creditors:

Balance at January 1, 2010	$ -
Changes during the year ended December 31, 2010	-
Balance at December 31, 2010	$ -

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS-

Cash Flows from Operating Activities:		
Net loss	$	(40,581)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Change in investment values		(2,714)
Change in assets and liabilities:		
Increase in receivables		(40,016)
Increase in payables		113,172
Net cash provided by operating activities		29,861
Cash Flows from Investing Activities:		
Net cash provided by investing activities		-
Cash Flows from Financing Activities:		
Net cash provided by financing activities		-
Net increase in cash and cash equivalents		29,861
Cash and cash equivalents- Beginning of year		87,380
Cash and cash equivalents- End of year	$	117,241

See Note 2

See accompanying notes to the financial statements.

1. *COMPANY ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES*

Company Activities - The Company is organized as a securities broker/dealer subject to the approval of the Financial Industry Regulatory Authority (FINRA). The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers.

The Company was formed on October 4, 1993, and primarily operates in the geographic area of Houston, Texas.

Revenue Recognition – The Company recognizes commissions and fee revenue and the corresponding commission expense to its brokers when the fees and expenses are earned as the security transactions occur.

Income Taxes – The Company recognizes current and deferred tax liabilities and assets as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and income tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company offsets loss carry forwards against net timing differences in determining deferred tax assets or liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions taken by the Company would be sustained on examination based on the facts circumstances and information available at the end of each period. The Company recognizes and measures its unrecognized tax benefits and adjusts its measurement when new information is available or when an event occurs that requires a change.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Securities are recorded at fair value in accordance with FASB-ASC 820, *Fair Value Measurements and Disclosures.*

Doubtful accounts – The Company provides an allowance for doubtful accounts receivable. At December 31, 2010, no allowance was considered to be necessary. Bad debts from losses and uncollectible accounts during the year ended December 31, 2010 totaled $8,965.

1. *COMPANY ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Cash and Cash Equivalents - The Company treats all investments not held for sale and with a maturity of three months or less at the date of acquisition as cash equivalents. Cash balances include money market accounts totaling $61,732 that pay interest at rates below 1% at December 31, 2010. Included in cash balances are clearing deposits totaling $25,000 that are required to be left on deposit by the Company's clearing organizations.

2. *CASH FLOWS*

There were no non-cash investing and financing activities during the year ended December 31, 2010.

Income taxes totaling $15,825 were paid during the year ended December 31, 2010. Interest paid during the year totaled $139.

3. *INVESTMENTS IN SECURITIES AT FAIR VALUES*

At December 31, 2010, the Company owned investment securities as follows:

Description:	Fair Value
Securities not traded:	
United Mortgage Trust, 2,033 shares of beneficial interest including reinvested earnings	$ 32,100
Traded Securities:	
Orbcomm, Inc., 104 shares	269
Net REIT	2,520
Total investments in securities	$34,889

The investments in securities are valued at fair values in accordance with Financial Accounting Standards Board ASC 820, *Fair Value Measurements* which defines fair value, establishes a framework for measuring fair value. and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level one inputs are quoted prices in active markets for the identical assets or liabilities the Company has the ability to access. Level two inputs are directly or indirectly observable inputs for the asset or liability, other than quoted prices. Level three inputs are unobservable and rely on management's assumptions about the market's valuation of the asset or liability. The unobservable inputs should be developed

3. *INVESTMENTS IN SECURITIES AT FAIR VALUES (Continued)*

based on the best information available in the circumstances and may include the Company's own data.

Traded securities are valued at their quoted prices in the open market at December 31, 2010 (Level One).

In the opinion of the Company's management, for investment securities that are not traded in the open market, the stated values of the investment securities approximate their fair market values at December 31, 2010 (Level Three).

Investments in securities are classified as available for sale at December 31, 2010.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2010:

United Mortgage Trust-	
Beginning balance	$ 31,265
Realized Gains from reinvested dividends	1,156
Unrealized losses from changes in market value	(321)
Ending Balance	$ 32,100

4. *RECEIVABLES*

Commissions receivable are amounts due from broker-dealers and clearing organizations for transactions that have been executed. They are generally paid within 15 days.

Accounts receivable- brokers consist of amounts paid to or on behalf of licensed brokers who have contracted to work with the Company. The advances are generally repaid through deductions from the brokers' commissions. The amounts include advances against future commissions, payments of license, insurance and other fees, and reimbursable charges in accordance with the Company's agreement with each broker. Reimbursable charges are generally for rent and office expenses utilized by the brokers.

5. *INCOME TAXES*

Significant components of the provision for income taxes for the year ended December 31, 2010, are as follows:

5. *INCOME TAXES (Continued)*

Current income tax expense –	
Federal	$ (4,400)
State	15,848
Deferred income tax expense	---
Total income tax expense	$ 11,448

6. *RELATED PARTY TRANSACTIONS*

Expense Sharing Agreement-
During 2010 the Company entered into an expense sharing arrangement with an affiliated company. The affiliate has entered into various obligations to incur costs that are common with the Company. Under the agreement, the Company pays costs that are directly allocated to its operations. These costs include payroll and related costs, office rent, and equipment leases.

The Company provides office to certain of its brokers under month-to-month rental agreements. The amounts due from the brokers are generally withheld by the Company from commissions earned by the brokers.

Prior Years' Agreements-
In previous years the Company had executed a management agreement with its affiliate. The Company paid a management fee to the affiliate. In exchange the affiliate paid rent for the Company's office space and reimbursement for operating expenses incurred by the management corporation including salaries for management and all support personnel. Payments under the agreement are based on the Company's revenues, net of certain expenses, as determined by management. For the year ended December 31, 2010, $120,088 was incurred and paid as management fees under the agreement.

Additionally, the affiliate had agreements with the Company's brokers to provide office space and errors and omissions insurance and to pay certain expenses for the brokers subject to reimbursement by the brokers. Generally, the Company withholds these reimbursable amounts from the brokers' commissions and submits them to the affiliate. At December 31, 2010, there were no unreimbursed amounts due to the affiliated company.

7. *COMMITMENTS*

The Company has future obligations to its affiliate for lease commitments entered into by the affiliate, but being paid by the Company. The future obligations under the leases are as follows:

7. *COMMITMENTS (Continued)*

For the years ended December 31:	Office Rent	Equipment
2011	$ 204,470	$ 21,991
2012	207,433	---
2013	211,878	---
2014	213,360	---
2015	219,287	---
2016 and subsequently	370,417	---

Total rent expense for 2010, net of amounts reimbursed to the Company by brokers totaling $55,382, was $134,798

8. *CONTINGENCIES*

There are claims and lawsuits arising against the Company from time to time in the ordinary course of its business. The Company's insurance carrier generally handles all pending claims. In the opinion of management the Company has sufficient insurance coverage to cover the costs of resolving any potential claims.

9. *CREDIT RISK*

The Company is engaged in various brokerage activities in which counter parties primarily include other broker-dealers, banks, insurance companies and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

10. *NET CAPITAL*

The Company is exempt from the reserve requirements of Securities and Exchange Commission Rule 15c3-3. In accordance with rule section (k)(2)(ii); all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

IMS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

COMPUTATION OF NET CAPITAL -		
Total stockholder's equity		$125,996
Total stockholder's equity qualified for net capital		125,996
Add-		
Allowable credits:		
None		
Total capital and allowable subordinated liabilities		125,996
Deductions and/or charges-		
Nonallowable assets:		
Accounts receivable, unsecured	32,888	
Non-Marketable Investments	34,620	
	67,508	(67,508)
Net capital before haircuts on securities positions		58,488
Haircuts on securities:		
Trading and investment securities, other	516	
Undue concentration	---	(516)
Net capital		*$ 57,972*

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT-	
Minimum net capital requirement	$ 16,728
Excess net capital	$ 41,244
Excess net capital at 1000%	$ 32,422
COMPUTATION OF AGGREGATE INDEBTEDNESS-	
Total liabilities	$ 255,496
Total aggregate indebtedness	$ 255,496
Ratio of Aggregate Indebtedness to Net Capital	4.40 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2010)-

Net capital as reported in the Company's Part II (unaudited)	$ 59,751
Net audit adjustments- Unrecorded liability and income tax effect	(1,779)
Net capital, per above	*$ 57,972*

See independent auditor's report.

IMS SECURITIES, INC.

ANNUAL AUDITED REPORT

YEAR ENDED DECEMBER 31, 2010